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                                  EXHIBIT 14.1

                              AMEXDRUG CORPORATION
                                 CODE OF ETHICS

As a public company, it is of critical importance that Amexdrug Corporation's ("Amexdrug") filings with the Securities and Exchange Commission be accurate and timely. Depending on their position with Amexdrug, employees may be called upon to provide information to assure that Amexdrug's public reports are complete, fair, and understandable. Amexdrug expects all of its employees to take this responsibility seriously and to provide prompt and accurate answers to inquiries related to Amexdrug's public disclosure requirements.

Amexdrug's Chief Executive Officer (CEO) and Chief Financial Officer (CFO) bear a special responsibility for promoting integrity throughout Amexdrug, with responsibilities to stakeholders both inside and outside of Amexdrug. The CEO and CFO have a special role both to adhere to the principles of integrity and also to ensure that a culture exists throughout Amexdrug as a whole that ensures the fair and timely reporting of Amexdrug's financial results and conditions. Because of this special role, the CEO, CFO, principal accounting officer or controller, or persons performing similar functions are bound by Amexdrug's Code of Ethics, and by accepting the Code of Ethics, each agrees that they will:

- Act with honesty and integrity, avoiding actual or actual conflicts of interest in personal and professional relationships.

- Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely, and understandable disclosure in the reports and documents that Amexdrug files with, or submits to, government agencies and in other public communications.

- Comply with the rules and regulations of federal, state and local governments, and other appropriate private and public regulatory agencies.

- Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated.

- Respect the confidentiality of information acquired in the course of one's work, except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of one's work will not be used for personal advantage.

- Share job knowledge and maintain skills important and relevant to stakeholders needs.

- Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and in the community.

- Achieve responsible use of, and control over, all Amexdrug assets and resources employed by, or entrusted to yourself, and your department.

- Receive the full and active support and cooperation of Amexdrug's Officers and all employees in the adherence to this Code of Ethics.

- Promptly report to the CEO or CFO any conduct believed to be in violation of law or business ethics or in violation of any provision of this Code of Ethics, including any transaction or relationship that reasonably could be expected to give rise to such a conflict. Further, to promptly report to the Chair of Amexdrug's Audit Committee (or to one or more of Amexdrug's directors during periods of time when Amexdrug has no Audit Committee) such conduct if by the CEO or CFO or if they fail to correct such conduct by others in a reasonable period of time.


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